

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 30, 2009

Mr. Gene E. Burleson
Chairman and Chief Executive Officer
Pet DRx Corporation
215 Centerview Drive, Suite 360
Brentwood, TN 37027

> **Re: Pet DRx Corporation
> Schedule 14A Filed April 17, 2009, as Amended May 21, 2009 and
> June 15, 2009
> Response Letter Dated May 21, 2009
> File No. 1-34085**

Dear Mr. Burleson:

We have completed our review of your Preliminary Schedule 14A and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
N. Gholson